                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                              (Amendment No. ___)*

                            TIKCRO TECHNOLOGIES LTD.
                  ---------------------------------------------
                                (Name of Issuer)

                  ORDINARY SHARES, PAR VALUE NIS 0.10 PER SHARE
                  ---------------------------------------------
                         (Title of Class of Securities)

                                    M8789G100
                             ----------------------
                                 (CUSIP Number)

                                 JANUARY 5, 2006
                  ---------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                    [_] Rule 13d-1(b)

                    [x] Rule 13d-1(c)

                    [ ] Rule 13d-1(d)

*    The remainder of this cover page shall be filled out for a person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

CUSIP NO. M8789G100                      13G

--------- ----------------------------------------------------------------------
1.        NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          EUGENE OSHINSKY, AS TRUSTEE

--------- ----------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                       (a) [X]
                                                                       (b) [ ]
--------- ----------------------------------------------------------------------
3.        SEC USE ONLY

--------- ----------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
---------------------- ---------------------------------------------------------
     NUMBER OF         5.       SOLE VOTING POWER
      SHARES
    BENEFICIALLY                0
      OWNED BY
        EACH           ---------------------------------------------------------
     REPORTING         6.       SHARED VOTING POWER
      PERSON
       WITH                     1,388,000

                       ---------------------------------------------------------
                       7.       SOLE DISPOSITIVE POWER

                                0

                       ---------------------------------------------------------
                       8.       SHARED DISPOSITIVE POWER

                                1,388,000

--------- ----------------------------------------------------------------------
9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,388,000(1)
--------- ----------------------------------------------------------------------
10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                       [ ]
--------- ----------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          5.8%
--------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON

          IN

(1) These shares are held directly by RAM Capital Management Trust #01, a
Massachusetts trust. The Reporting Persons, Eugene Oshinsky and Rosa Oshinsky,
in their capacities as trustees of the trust, are deemed to have beneficial ownership of the shares.

CUSIP NO. M8789G100                     13G

--------- ----------------------------------------------------------------------
1.        NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          ROSA OSHINSKY, AS TRUSTEE

--------- ----------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                       (a) [X]
                                                                       (b) [ ]
--------- ----------------------------------------------------------------------
3.        SEC USE ONLY

--------- ----------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION

          USA

---------------------- ---------------------------------------------------------
                       5.       SOLE VOTING POWER
      NUMBER OF
        SHARES                  0
    BENEFICIALLY
      OWNED BY         ---------------------------------------------------------
        EACH           6.       SHARED VOTING POWER
     REPORTING
       PERSON                   1,388,000
        WITH
                       ---------------------------------------------------------
                       7. SOLE DISPOSITIVE POWER

                                0

                       ---------------------------------------------------------
                       8. SHARED DISPOSITIVE POWER

                                1,388,000

--------- ----------------------------------------------------------------------
9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,388,000(2)
--------- ----------------------------------------------------------------------
10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                       [ ]
--------- ----------------------------------------------------------------------
11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          5.8%

--------- ----------------------------------------------------------------------
12.       TYPE OF REPORTING PERSON

          IN
(2) These shares are held directly by RAM Capital Management Trust #01, a
Massachusetts trust. The Reporting Persons, Eugene Oshinsky and Rosa Oshinsky,
in their capacities as trustees of the trust, are deemed to have beneficial ownership of the shares.

Item 1(a).        Name of Issuer:

                           TIKCRO TECHNOLOGIES LTD.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                           126 YIGAL ALLON STREET
                           TEL AVIV 67443, ISRAEL

Item 2(a).        Name of Persons Filing:

                           EUGENE OSHINSKY
                           ROSA OSHINSKY

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                           5700 WHITE HICKORY CIRCLE
                           TAMARAC, FL 33319

Item 2(c).        Citizenship:

                           USA

Item 2(d).        Title of Class of Securities:

                           ORDINARY SHARES, PAR VALUE NIS 0.10 PER SHARE

Item 2(e).        CUSIP Number:

                           M8789G100

Item 3.           NOT APPLICABLE.  THIS SCHEDULE 13G IS FILED

                           PURSUANT TO RULE 13D-1(C).

Item 4.           Ownership

                  (a).     Amount beneficially owned:

                           SEE RESPONSES TO ITEM 9 ON THE ATTACHED
                           COVER PAGES

                  (b).     Percent of Class:

                           SEE RESPONSES TO ITEM 11 ON THE ATTACHED
                           COVER PAGES

                (c).     Number of shares as to which such person has:

                         (i).     Sole power to vote or to direct the vote:
                         SEE RESPONSES TO ITEM 5 ON THE ATTACHED
                         COVER PAGES

                         (ii).    Shared power to vote or to direct the vote:
                         SEE RESPONSES TO ITEM 6 ON THE ATTACHED
                         COVER PAGES

                         (iii).   Sole power to dispose or to direct the
                         disposition of: SEE RESPONSES TO ITEM 7 ON THE
                         ATTACHED COVER PAGES

                         (iv).    Shared power to dispose or to direct the
                         disposition of: SEE RESPONSES TO ITEM 8 ON THE
                         ATTACHED COVER PAGES

Item 5.         Ownership of Five Percent or Less of a Class

                         IF THIS STATEMENT IS BEING FILED TO REPORT THE FACT
                         THAT AS OF THE DATE HEREOF THE REPORTING PERSON HAS
                         CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE
                         PERCENT OF THE CLASS OF SECURITIES, CHECK THE
                         FOLLOWING [ ].

                         NOT APPLICABLE

Item 6.         Ownership of More than Five Percent on Behalf of Another Person.

                         NOT APPLICABLE

Item 7.         Identification and Classification of the Subsidiary Which
                Acquired the Security Being Reported on By the Parent
                Holding Company or Control Person

                         NOT APPLICABLE

Item 8.         Identification and Classification of Members of the Group

         THE REPORTING PERSONS ARE MEMBERS OF A GROUP BASED ON VOTING AND
DISPOSITION ARRANGEMENTS FOR THE RAM CAPITAL MANAGEMENT TRUST #01, A
MASSACHUSETTS TRUST, AS SET FORTH IN THE DECLARATION AND CONTRACT OF TRUST,
DATED AS OF JANUARY 2, 2000.

Item 9.         Notice of Dissolution of Group

                         NOT APPLICABLE

Item 10.        Certification

                BY SIGNING BELOW I CERTIFY THAT, TO THE BEST OF MY KNOWLEDGE
                AND BELIEF, THE SECURITIES REFERRED TO ABOVE WERE NOT ACQUIRED
                AND ARE NOT HELD FOR THE PURPOSE OF OR WITH THE EFFECT OF
                CHANGING OR INFLUENCING THE CONTROL OF THE ISSUER OF THE
                SECURITIES AND WERE NOT ACQUIRED AND ARE NOT HELD IN
                CONNECTION WITH OR AS A PARTICIPANT IN ANY TRANSACTION HAVING
                THAT PURPOSE OR EFFECT.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 6, 2006

                                               /s/ Eugene Oshinsky
                                               ---------------------------
                                               Eugene Oshinsky

                                               /s/ Rosa Oshinsky
                                               ---------------------------
                                               Rosa Oshinsky

                                                                       EXHIBIT A

                             JOINT FILING AGREEMENT

         We, Eugene Oshinsky and Rosa Oshinsky, the signatories of the statement on Schedule 13G to which this Joint Filing Agreement is attached, hereby agree that such statement is filed jointly on behalf of Eugene Oshinsky and Rosa
Oshinsky. Any subsequent amendments thereto filed by either of us will be filed jointly on behalf of Eugene Oshinsky and Rosa Oshinsky.

Dated:   January 6, 2006

                                               /s/ Eugene Oshinsky
                                               -----------------------------
                                               Eugene Oshinsky

                                               /s/ Rosa Oshinsky
                                               -----------------------------
                                               Rosa Oshinsky